As filed with the Securities and Exchange Commission on May 19, 2005

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

OMNIVISION TECHNOLOGIES, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or other jurisdiction of incorporation or organization)	77-0401990 (I.R.S. Employer Identification Number)
1341 Orleans Drive, Sunnyvale, CA 94089 (408) 542-3000
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Shaw Hong
1341 Orleans Drive, Sunnyvale, CA 94089 (408) 542-3000
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Y. Vicky Chou OmniVision Technologies, Inc. 1341 Orleans Drive Sunnyvale, California 94089 Telephone: (408) 542-3000 Facsimile: (408) 542-3001	Warren T. Lazarow, Esq. O’Melveny & Myers LLP 2765 Sand Hill Road Menlo Park, California 94025 Telephone: (650) 473-2600 Facsimile: (650) 473-2601

Approximate date of commencement of proposed sale to the public:
From time to time or at one time after the effective date of the Registration Statement, as determined by the selling stockholders.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: ☐

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☑

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering: ☐

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: ☐

CALCULATION OF REGISTRATION FEE

Proposed Maximum
		Proposed Maximum	Aggregate
Title of Each Class of	Amount to	Offering Price	Offering	Amount of
Securities to be Registered	be Registered(1)	Per Share(2)	Price(2)	Registration Fee

Common stock, par value $0.001 per share	514,967 shares	$14.02	$7,219,837.34	$849.77

(1)	This registration statement also relates to an indeterminate number of shares of common stock of the Registrant that may be issued upon stock splits, stock dividends or similar transactions in accordance with Rule 416 under the Securities Act. Shares of the Registrant’s common stock being registered hereby are also accompanied by the Registrant’s preferred stock purchase rights. Until the occurrence of certain prescribed events, such rights are not exercisable, are evidenced by each certificate for common stock and will be transferred along with and only with the common stock.

(2)	Estimated in accordance with Rule 457(c) of the Securities Act of 1933, as amended, solely for the purpose of computing the amount of the registration fee, based on the average of the high and low sales prices of the Registrant’s common stock on the Nasdaq National Market on May 12, 2005.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

     The information in this prospectus is not complete and may be changed. The selling stockholders identified in this prospectus may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated May 19, 2005

PROSPECTUS

514,967 Shares

Common Stock

     This prospectus relates to shares of our common stock that will be sold by the selling stockholders named in this prospectus. The selling stockholders acquired and will acquire these shares from us pursuant to an Agreement and Plan of Merger, by and among OmniVision Technologies, Inc., Ski-Jump Acquisition Corp., a wholly-owned subsidiary of OmniVision Technologies, Inc., R.C. Mercure, Jr., W. Thomas Cathey, Jr., Edward Dowski, Jr., CDM Optics, Inc. and R.C. Mercure, Jr. as representative of the CDM Optics, Inc. Securityholders, dated March 25, 2005 in connection with our acquisition of CDM Optics, Inc. The selling stockholders (which term as used herein includes their respective pledgees, donees, transferees or other successors-in-interest) may sell these shares at market prices prevailing at the time of sale or at negotiated prices.

     We will not receive any proceeds from the sale by the selling stockholders of our common stock. We have agreed to bear all of the expenses incurred in connection with the registration of these shares of our common stock. The selling stockholders will pay or assume brokerage commission and similar charges incurred for the sale of these shares of our common stock.

     Our common stock is quoted on the Nasdaq National Market under the symbol “OVTI.” On May 18, 2005, the last reported sale price of our common stock on the Nasdaq National Market was $15.76 per share.

     The shares of our common stock offered under this prospectus involve a high degree of risk. See “Risk Factors” beginning on page 2 of this prospectus to read about important factors you should consider before investing in our common stock.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is  , 2005

     The Securities and Exchange Commission (the “SEC”) allows us to “incorporate by reference” certain information that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file with the SEC after the date of this prospectus will update automatically, supplement and/or supersede this information. Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

     No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

     Our trademarks include OmniVision, CameraChip, Smart Sensor and our logo. This prospectus includes our and other organizations’ product names, trade names and trademarks.

     References to “OmniVision,” “we,” “us” or “our” refer to OmniVision Technologies, Inc.

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PROSPECTUS SUMMARY

     To understand this offering fully and for a more complete description of the legal terms of this offering as well as our company and the common stock being sold in this offering, you should read carefully the entire prospectus and the other documents to which we may refer you, including “Risk Factors,” beginning on page 2 of this prospectus, and our consolidated financial statements and notes to those statements and other information incorporated by reference in this prospectus.

     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. We undertake no obligation to update this prospectus for any events occurring after the date of this prospectus.

OmniVision Technologies, Inc.

     We design, develop and market high performance, highly integrated and cost efficient semiconductor image sensor devices. Our main products, image-sensing devices we refer to by the name CameraChip™, are used to capture an image electronically and are used in a number of consumer and commercial mass market applications. Our CameraChips are designed to use the complementary metal oxide semiconductor, or CMOS, fabrication process. We have designed our CameraChip as a single chip solution that integrates several distinct functions including image capture, image processing, color processing, signal conversion and output of a fully processed image or video stream. We believe that our highly integrated CameraChips enable camera device manufacturers to build high quality camera products that are smaller, less complex, more reliable, lower cost and more power efficient than cameras using either traditional charge-coupled devices, or CCDs, or multiple chip CMOS image sensors.

     We were incorporated in California in May 1995. In March 2000, we reincorporated in Delaware. Our principal executive offices are located at 1341 Orleans Drive, Sunnyvale, California 94089, our telephone number at that location is (408) 542-3000 and our website address is www.ovt.com. The information contained on, or that can be accessed through, our website is not a part of this prospectus.

The Offering

Common stock offered by selling	514,967 shares
stockholders (1)

Common stock to be outstanding after the	57,795,082 shares
offering(2)

Use of proceeds	We will not receive any of the proceeds from the sale of the shares of our common stock by the selling stockholders. We have agreed to bear all of the expenses incurred in connection with the registration of these shares. See “Use of Proceeds” on page 16 of this prospectus.

Nasdaq National Market Symbol	OVTI

(1) Consists of 514,967 shares of common stock issued or to be issued to the selling stockholders listed beginning on page 17 of this prospectus pursuant to an Agreement and Plan of Merger, by and among OmniVision, Ski-Jump Acquisition Corp., a wholly-owned subsidiary of OmniVision, R.C. Mercure, Jr., W. Thomas Cathey, Jr., Edward Dowski, Jr., CDM Optics, Inc. and R.C. Mercure, Jr. as representative of the CDM Optics, Inc. Securityholders, dated March 25, 2005.

(2) Based on the number of shares actually outstanding on May 17, 2005 and includes all the shares being offered pursuant to this prospectus, including 146,761 shares that will not be issued until approximately 18 months following the closing of the merger, subject to deduction or offset to satisfy in part potential indemnification obligations of the selling stockholders to us or our affiliates during such period.

RISK FACTORS

Before you invest in any of our securities, you should be aware of various risks to which we may be subject, including those described below. The following lists the material risks and uncertainties which may adversely affect our business, financial condition or results of operations. You should carefully consider these risks and uncertainties, together with all of the other information included or incorporated by reference in this prospectus, before you decide whether to purchase any of our common stock. The risks and uncertainties set out below are not the only risks and uncertainties we face. If any of the material risks or uncertainties we face were to occur, the trading price of our securities could decline, and you may lose part or all of your investment.

Risks Related to Our Business

If we are unable to continue to strengthen our internal controls, there could be a material adverse effect on our operations or financial results.

     We restated our financial statements for the first, second and third quarters of fiscal 2004. We filed Form 10-Q/As for each of these quarters to reflect the restatement of the financial information for such periods. The restatements arose out of an internal review which was initiated in response to issues raised by an employee. We notified the Audit Committee of the board of directors of the issues raised, and the Audit Committee, with assistance from special legal counsel, conducted its own independent investigation. As a result of the internal review and the independent investigation, management and the Audit Committee determined that certain errors had occurred which principally affected the timing of revenue recognition for certain sales. The independent investigation concluded that there was no evidence of wrongdoing in connection with these errors.

     The restatement of our financial results for the first three quarters of fiscal 2004 related primarily to two issues identified as part of the internal review and independent investigation. First, beginning in the second half of fiscal 2003 and continuing through the first nine months of fiscal 2004, certain distribution sales, for which we recognize revenue on a “sell-through” basis, were not reported to us by one of our distributors in a timely manner. Additionally, in the second and third quarters of fiscal 2004, during the transition of testing operations and certain international sales functions to overseas locations, some shipments made to customers late in the quarter were incorrectly classified as transferring title upon delivery as opposed to upon shipment, and therefore revenue was not recognized when product was shipped. Both of these issues resulted in delayed revenue recognition. We have been working with the distributor on the issue of the reporting of “sell-through” sales to help ensure that we will receive sell-through data from such distributor for the full quarterly period. We have also worked on training our financial reporting and accounting staff to be more alert to this issue. In addition, we have conducted training to help ensure that all members of our accounting and financial reporting staff are aware of the importance of title transfer verification.

     Partly in connection with the restatement of our financial statements for the first, second and third quarters of fiscal 2004, our Independent Registered Public Accounting Firm identified material weaknesses in our internal controls and procedures relating to errors in our recognition of revenue resulting from incorrectly reviewing distributor reports and from incorrectly applying revenue recognition policies in accordance with title transfer, risk of loss and related shipping terms. Our Independent Registered Public Accounting Firm also noted a material weakness related to our need to increase our financial reporting and accounting staffing levels to ensure that we can meet our financial reporting obligations given the significant growth in our business in recent periods. In addition, our Independent Registered Public Accounting Firm reported additional observations and recommendations with respect to our financial reporting and internal controls. Correcting the identified material weaknesses and addressing the other issues identified by our Independent Registered Public Accounting Firm, responding to the findings of the internal review and the independent investigation and continuously strengthening our internal controls and financial reporting capabilities are some of our highest priorities. We believe that we have addressed the specific accounting issues identified in the internal review and independent investigation. In addition, we believe we have improved, and are in the process of further improving, our infrastructure, personnel, processes and controls to help ensure that we are able to produce accurate financial statements on a timely basis. In particular, we are focused on increasing our financial reporting and accounting staffing levels in the immediate future. However, if our growth in operations continues, such growth may place a strain on our management systems, controls and resources. To address these issues, we will need to continue to improve our financial and managerial controls, reporting systems and procedures, enhance the capabilities of our accounting and financial reporting staff, and to expand, train and manage our company-wide work force. If we are unable to adequately address these issues, our results of operations and financial performance may be adversely affected.

     In connection with its independent investigation, the Audit Committee together with its special counsel informed the SEC of the matters reviewed during the independent investigation, including the matters relating to the Company’s accounting, its internal accounting controls and the reporting of its financial results. The SEC is conducting an informal inquiry with respect to these matters. The Company is continuing to cooperate with the SEC.

In connection with the documentation of and testing of our internal controls under Section 404 of the Sarbanes-Oxley Act, there will likely be areas for attention or improvement identified as part of this process.

     In addition to efforts to strengthen our internal controls as a result of the matters identified in connection with the independent investigation and internal review discussed above as well as those identified by our Independent Registered Public Accounting Firm, we have documented our internal controls in accordance with Section 404 of the Sarbanes-Oxley Act, which requires annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our Independent Registered Public Accounting Firm addressing these assessments. Both we and our Independent Registered Public Accounting Firm are testing our internal controls in connection with the requirements of Section 404. As part of the testing of our internal controls we could identify areas or matters that require further attention or improvement. We also could identify areas to be addressed where failure to strengthen our internal controls could adversely affect our ability to report our operating results and financial condition accurately or on a timely basis, which could adversely affect our stock price.

We have been named as defendant in certain litigation that could have a material adverse impact on our operating results and financial condition.

     We are currently a defendant in ongoing litigation matters as described in Part II, Item 1 – “Legal Proceedings” of our Quarterly Report on Form 10-Q for the period ended January 31, 2005. We are currently unable to estimate the possible loss or possible range of loss, if any, associated with the resolution of these litigation matters. If we do not prevail in these matters, such failure could have a material adverse effect on our consolidated financial position, results of operations, or cash flows in the future. In addition, the results of litigation are uncertain, and the litigation process may utilize a portion of our cash resources and divert management’s attention from the day-to-day operations of our company, all of which could harm our business.

Our success depends on the timely development, introduction, marketing and selling of new CMOS image sensors, which we might not be able to achieve.

     Our failure to successfully develop new products that achieve market acceptance in a timely fashion would adversely affect our ability to grow our business and our operating results. In August 2004, we announced the introduction of our new OmniPixel technology. The first product based on the new technology was a 3-megapixel sensor. In September 2004, we introduced a 1.3 megapixel sensor based on the OmniPixel technology and our first small-scale, CMOS image sensor with five megapixels based on the OmniPixel technology. In February 2005, we announced the introduction of the first new Smart Sensor image sensor that is capable of storing and subsequently identifying unique images for applications such as character recognition and facial recognition. We also plan to introduce several additional image sensor products in calendar 2005. The development, introduction and market acceptance of products such as these are critical to our ability to sustain and grow our business. Any failure to successfully develop, introduce, market and sell new products could materially adversely affect our business and operating results. The development of new products is highly complex, and we have in the past experienced delays in completing the development and introduction of new products. As our products integrate new and more advanced functions, they become more complex and increasingly difficult to design and debug. Successful product development and introduction depend on a number of factors, including:

•	accurate prediction of market requirements and evolving standards, including pixel resolution, output interface standards, power requirements, optical lens size, input standards and operating systems for personal computers and other platforms;

•	development of advanced technologies and capabilities;

•	definition, timely completion and introduction of new CMOS image sensors that satisfy customer requirements;

•	development of products that maintain a technological advantage over the products of our competitors, including our advantages with respect to the functionality and pixel capability of our image-sensor products and our proprietary testing processes; and

•	market acceptance of the new products.

     Accomplishing all of this is time consuming and expensive. We may be unable to develop new products or product enhancements in time to capture market opportunities or achieve a significant or sustainable acceptance in new and existing markets. In addition, our products could become obsolete sooner than anticipated because of a rapid change in one or more of the technologies related to our products or the reduced life cycles for consumer products.

We face intense competition in our markets from more established CCD and CMOS image sensor manufacturers, and if we are unable to compete successfully we may not be able to maintain or grow our business.

     The image sensor market is intensely competitive, and we expect competition in this industry to continue to increase. This competition has resulted in rapid technological change, evolving standards, reductions in product sales prices and rapid product obsolescence. If we are unable to successfully meet these competitive challenges, we may be unable to maintain and grow our business. Any inability on our part to compete successfully would also adversely affect our results of operations and impair our financial condition.

     Our image-sensor products face competition from other companies that sell CMOS image sensors and from companies that sell CCD image sensors. Many of our competitors have longer operating histories, greater presence in key markets, greater name recognition, larger customer bases, more established strategic and financial relationships and significantly greater financial, sales and marketing, manufacturing, distribution, technical and other resources than we do. As a result, they may be able to adapt more quickly to new or emerging technologies and customer requirements or devote greater resources to the promotion and sale of their products. Our competitors include established CMOS image sensor manufacturers such as Agilent, Canon, ESS, Fujitsu, Magna Chip, Micron, Mitsubishi Electronic, National Semiconductor, Samsung, Sharp, Sony, STMicroelectronics and Toshiba as well as CCD image sensor manufacturers such as Matsushita, NEC, Sanyo, Sharp, Sony and Toshiba. In addition, we compete with a large number of smaller CMOS manufacturers including Foveon, IC Media Corporation and PixArt. Competition with these and other companies may force us to reduce our prices. For instance, we have seen increased competition in the 3-megapixel market with resulting pressures on product pricing. Downward pressure on pricing could result in decreased revenues and gross margins, which would adversely affect our profitability.

     In August 2004, we announced the introduction of our new OmniPixel technology. In November 2004, we demonstrated a prototype of our new Smart Sensor image sensor that is capable of storing and subsequently identifying unique images. In November 2004, we announced that we are shipping samples of our latest 2.0-megapixel CMOS image sensor to leading manufacturers of camera cell phones. Our new products compete against other CMOS image sensors and against CCD image sensors, and we cannot guarantee that existing or new customers will adopt and purchase these new products. We also cannot guarantee the growth of end-user markets that will require these new image sensors. If our enhanced products and technologies do not gain market acceptance, we may not be able to maintain our market share.

     Our competitors may acquire or enter into strategic or commercial agreements or arrangements with foundries or providers of color filter processing, assembly or packaging services. These strategic arrangements between our competitors and third party service providers could involve preferential or exclusive arrangements for our competitors. Such strategic alliances could impair our ability to secure sufficient capacity from foundries and service providers to meet our demand for wafer manufacturing, color filter processing, assembly or packaging services, adversely affecting our ability to meet customer demand for our products. In addition, competitors may enter into exclusive relationships with distributors, which could reduce available distribution channels for our products and impair our ability to sell our products and grow our business. Further, some of our customers may also be developers of image sensors, and this could potentially adversely affect our results of operations, business and prospects.

Declines in our average sales prices may result in declines in our revenues and gross margin.

     We have experienced and expect to continue to experience pressure to reduce the sales prices of our products, and our average sales prices have declined as a result. Competition in our product markets is intense and as this competition continues to intensify, we anticipate that these pricing pressures will increase as well. We expect that the average sales prices for many of our products will continue to decline over time. Declines in our average sales prices could result in reduced revenues unless we can increase unit sales to offset these price declines. Unless we can reduce costs to compensate, reductions in our selling prices will cause a decline in our gross margins and could materially and adversely affect our operating results and impair our financial condition. We have and intend to continue to increase our research and development expenses in an attempt to continue the development of our new generation of image sensor products in fiscal years 2005 and 2006. However, if we are unable to timely introduce new products that incorporate more advanced technology and include more advanced features that can be sold at higher average sales prices, our financial results could be adversely affected.

If we do not forecast customer demand correctly, our business could be impaired and our stock price may decline.

     Our sales are generally made on the basis of purchase orders rather than long-term purchase commitments, and we manufacture products and build inventory based on our estimates of customer demand. Accordingly, we must rely on multiple assumptions about forecasted customer demand. We are continually working to improve our sales forecasting procedures. If we overestimate customer demand, we may manufacture products that we may be unable to sell, or we may have to sell our products to other customers at lower prices. This could materially and adversely affect our results of operations and financial condition. In addition, our customers may cancel or defer orders at any time. We have experienced problems with accurately forecasting customer demand in the past. For example, beginning in the third quarter of fiscal 2001, the demand for our image-sensor products for use in PC cameras decreased significantly and one of our significant original equipment manufacturer, or OEM, customers unexpectedly canceled its purchase orders. Recently, our customers have increasingly pushed to have us fill orders quickly. This results in a smaller backlog of orders and requires us to more accurately predict customer demand because we have to make commitments to have products manufactured before we receive firm purchase orders from our customers. If we underestimate customer demand, we may be unable to manufacture sufficient products quickly enough to meet actual demand, causing us to lose customers and impairing our ability to grow our business. In preparation for new product introductions, we gradually ramp down production of established products. With our 12 to 14 week production cycle, it is extremely difficult to predict precisely how many units of established products we will need. The length of our production cycle required that we increase work-in-process inventory during the third quarter of fiscal 2005 in anticipation of increased sales activity during and following the fourth quarter of fiscal 2005. It will also be difficult to accurately predict the speed of the ramp of our new products and the impact on inventory levels presented by the shorter life cycles of end-user products. The shorter product life cycle is a result of an increase in competition and the growth of various consumer-product applications for image sensors. For example, although in the security and surveillance market we continue to sell image-sensor products introduced more than four years ago, in the camera cell phone market, the product life cycle of image sensors can be as little as six months. Under these circumstances, it is possible that we could suffer from shortages for certain products and, if we underestimate market demand, we face the risk of being unable to fulfill customer orders. We also face the risk of excess inventory and product obsolescence if we overestimate market demand for our products and build inventories in excess of demand. Our ability to accurately forecast sales is also a critical factor in our ability to meet analyst expectations for our quarterly and annual operating results. Any failure to meet these expectations would likely lead to a substantial decline in our stock price.

Our lengthy manufacturing, packaging and assembly cycle, in addition to our customers’ design cycle, may result in uncertainty and delays in generating revenues.

     The production of our image sensors requires a lengthy manufacturing, packaging and assembly process, typically lasting 12 to 14 weeks or more. Additional time may pass before a customer commences volume shipments of products that incorporate our image sensors. Even when a manufacturer decides to design our image sensors into its products, the manufacturer may never ship final products incorporating our image sensors. Given this lengthy cycle, we experience a delay between the time we incur expenditures for research and development and sales and marketing efforts and the time we generate revenue, if any, from these expenditures. This delay makes it more difficult to forecast customer demand, which adds uncertainty to the manufacturing planning process and could adversely affect our operating results. In addition, the product life cycle for certain of our image-sensor products designed for use in certain applications can be relatively short. If we fail to appropriately time the manufacturing, packaging and assembly process, our products may become obsolete before they can be incorporated into our customers’ products and we may never realize a return on investment for the expenditures we incur in developing and producing these products.

Historically, our revenues have been dependent upon a few key customers, the loss of one or more of which could significantly reduce our revenues.

     Historically, a relatively small number of OEMs, value added resellers, or VARs, and distributors have accounted for a significant portion of our revenues. Any material delay, cancellation or reduction of purchase orders from one of our major customers or distributors could result in our failure to achieve anticipated revenue for a particular period. If we are unable to retain one or more of our largest OEM, distributor or VAR customers, or if we are unable to maintain our current level of revenues from one or more of these significant customers, our business and results of operation would be impaired and our stock price could decrease, potentially significantly. In the nine months ended January 31, 2005, three customers accounted for approximately 20%, 11% and 11% of our revenues, respectively. No single OEM or VAR accounted for 10% or more of revenues in the nine months ended January 31, 2005. Our business, financial condition, results of operations and cash flows will continue to depend significantly on our ability to retain our current key customers and attract new customers, as well as on the financial condition and success of our OEMs, VARs and distributors.

Failure to obtain design wins could cause our market share and revenues to decline and could impair our ability to grow our business.

     Our future success is dependent upon manufacturers designing our image-sensor products into their products. To achieve design wins, which are decisions by manufacturers to design our products into their systems, we must define and deliver cost effective and innovative image-sensor solutions. Our ability to achieve design wins is subject to numerous risks including competitive pressures as well as technological risks. If we do not achieve a design win with a prospective customer, it may be difficult to sell our image-sensor products to such prospective customer in the future because once a manufacturer has designed a supplier’s products into its systems, the manufacturer may be reluctant to change its source of components due to the significant costs, time, effort and risk associated with qualifying a new supplier. Accordingly, if we fail to achieve design wins with key device manufacturers that embed image sensors in their products, our market share or revenues could decrease. Furthermore, to the extent that our competitors secure design wins, our ability to expand our business in the future will be impaired.

Sales of our image-sensor products for camera cell phones account for a large portion of our revenues from digital applications on an annual basis, and any decline in sales to the camera cell phone market or failure of this market to continue to grow as expected could adversely affect our results of operations.

     Sales to the camera cell phone market account for a large portion of our revenues from digital applications. Although we can only estimate the percentages of our products that are used in the camera cell phone market due to the significant amount of our image-sensor products that are sold through distributors and VARs, we believe that the camera cell phone market accounted for approximately 45% of our revenue in fiscal 2004 and approximately 75% of our revenue in the nine months ended January 31, 2005. Our sales to the camera cell phone market increased in the nine months ended January 31, 2005 due to a continuing shift toward higher resolutions and increased requirements from service providers to include camera functionality on handsets. We expect that revenues from sales of our image-sensor products to the camera cell phone market will continue to account for a significant portion of our revenues during the remainder of fiscal 2005 and during fiscal 2006. Any factors adversely affecting the demand for our image sensors in this market could cause our business to suffer and adversely affect our results of operations. The digital image sensor market for camera cell phones is extremely competitive, and we expect to face increased competition in this market in the future. If we fail to continue to achieve design wins with key camera cell phone manufacturers, our market share or revenues could decrease. The image sensor market for camera cell phones is also subject to rapid technology change. In order to compete successfully in this market, we will have to correctly forecast customer demand for technological improvements and be able to deliver such products on a timely basis at competitive costs. If we fail to do this, our results of operations, business and prospects would be materially adversely affected. In the past, we have experienced problems accurately forecasting customer demand in other markets. If sales to the camera cell phone market do not increase, our results of operations, business and prospects would be materially adversely affected.

Problems with wafer manufacturing and/or back-end processing yields could result in higher product costs and could impair our ability to meet customer demand for our products.

     If the foundries manufacturing the wafers used in our products cannot achieve the yields we expect, we will incur higher per unit costs and reduced product availability. Foundries that supply our wafers have experienced problems in the past achieving acceptable wafer manufacturing yields. Wafer yields are a function both of our design technology and the particular foundry’s manufacturing process technology. Low yields may result from design errors or manufacturing failures in new or existing products. Unlike many other semiconductor products, optical products can be effectively tested only when they are complete. Accordingly we perform a final test of our products only after they are assembled. As a result, yield problems may not be identified until our products are well into the production process. The risks associated with low yields are exacerbated because we rely on third party offshore foundries for our wafers, which increases the effort and time required to identify, communicate and resolve manufacturing yield problems. In addition to wafer manufacturing yields, our products are subject to yield loss in subsequent manufacturing steps, often referred to as back-end processing, such as dicing (cutting the wafer into individual devices, or die) and packaging. Any of these potential problems with wafer manufacturing and/or back-end processing yields could result in a reduction in our ability to timely deliver products to customers, which could adversely affect our customer relations and make it more difficult to sustain and grow our business.

We depend on a limited number of third party wafer foundries, which reduces our ability to control our manufacturing process.

     We do not own or operate a semiconductor fabrication facility. Instead, we primarily rely on Taiwan Semiconductor Manufacturing Company Ltd., or TSMC, Powerchip Semiconductor Company, or PSC, and other subcontract foundries to produce all of our wafers. Historically, we have relied upon TSMC to provide us with a substantial majority of our wafers. As a part of our joint venture with TSMC, TSMC has agreed to commit substantial wafer manufacturing capacity to us in exchange for our commitment to purchase a substantial portion of our wafers from TSMC, subject to pricing and technology requirements. However, this agreement is not embodied in a legally enforceable contract.

     We do not have long-term supply agreements with any other foundries. As a result, we have to secure manufacturing availability on a purchase order basis. These foundries have no obligation to supply products to us for any specific period, in any specific quantity or at any specific price, except as set forth in a particular purchase order. In general, our reliance on third party foundries involves a number of significant risks, including:

•	reduced control over delivery schedules, quality assurance, manufacturing yields and production costs;

•	lack of guaranteed production capacity or product supply;

•	unavailability of, or delayed access to, next generation or key process technologies; and

•	financial difficulties or disruptions in the operations of third party foundries due to causes beyond our control.

     If TSMC or any of our other foundries were unable to continue manufacturing our wafers in the required volumes, at acceptable quality, yields and costs, or in a timely manner, we would have to identify and qualify substitute foundries, which would be time consuming and difficult, and could increase our costs or result in unforeseen manufacturing problems. In addition, if competition for foundry capacity increases we may be required to pay increased amounts for manufacturing services. We are also exposed to additional risks if we transfer our production of semiconductors from one foundry to another, as such transfer could interrupt our manufacturing process. Further, some of our foundries may also be developers of image sensor products. If one or more of our other foundries were to decide not to fabricate our interface chips for competitive or other reasons, we would have to identify and qualify other sources for these products.

We rely on third party service providers for color filter application and packaging services, which reduces our control over delivery schedules, product quality and cost, and could adversely affect our ability to deliver products to customers.

     We rely on VisEra (our joint venture with TSMC) and Dai Nippon Printing for the color filter processing of our completed wafers. In addition, we rely on Advanced Semiconductor Engineering Inc., or ASE, Impac, Kyocera, and Sun Yang Digital Image, or SYDI, for substantially all of our ceramic chip packages. We rely on Impac for our plastic chip packages. We rely on XinTec and Shell Case for chip scale packages, which are generally used in our products designed for the smallest form factor applications. We do not have long-term agreements with any of these service providers and typically obtain services on a purchase order basis. If for any reason one or more of these service providers becomes unable or unwilling to continue to provide color filter processing or packaging services of acceptable quality, at acceptable costs and in a timely manner, our ability to deliver our products to our customers could be severely impaired. We would have to identify and qualify substitute service providers, which could be time consuming and difficult and could result in unforeseen operational problems. Substitute service providers might not be available or, if available, might be unwilling or unable to offer services on acceptable terms.

     In addition, if competition for color filter processing or packaging capacity increases, we may be required to pay or invest significant amounts to secure access to these services, which could adversely impact our operating results. The number of companies that provide these services is limited and some of them have limited operating histories and financial resources. In the event our current providers refuse or are unable to continue to provide these services to us, we may be unable to procure services from alternate service providers. Furthermore, if customer demand for our products increases, we may be unable to secure sufficient additional capacity from our current service providers on commercially reasonable terms, if at all. Moreover, our reliance on a limited number of third party service providers to provide color filter processing services subjects us to reduced control over delivery schedules, quality assurance and costs. This lack of control may cause unforeseen product shortages or may increase our costs of manufacturing, assembling or testing our products, which would adversely affect our operating results.

We depend on the increased acceptance of CMOS technology for mass-market image sensor applications, and any delay in the acceptance of this technology could adversely affect our ability to grow our business and increase our revenues.

     Our business strategy depends in large part on the continued growth of various markets into which we sell our image-sensor products, including the markets for camera cell phones, digital still and video cameras, commercial and home security and surveillance applications and toys and games, including interactive video games. Our ability to sustain and grow our business also depends on the emergence of new markets for our products such as Smart Sensor applications, cameras for automotive applications, personal identification systems, medical imaging devices and embedded applications for personal computers. If these current and new markets do not grow and develop as anticipated, we may be unable to sustain or grow the sales of our products.

     Although CMOS technology has been available for over 30 years, its use in image sensors is only relatively recent. Along with the other risk factors described in this section, the following are examples of factors that may delay the adoption of the CMOS fabrication process and our single chip technology for mass market image sensor applications:

•	the failure of the emergence of a universal platform for imaging solutions for computers and the Internet;

•	improvements in or price reductions for CCD image sensors, which could slow the adoption of CMOS image sensors in markets already dominated by CCD image sensors or prevent or delay the adoption of CMOS image sensors in emerging markets; and

•	the failure to develop easy to use and affordable products using CMOS image sensors.

     The occurrence of any of these or other factors could adversely affect our ability to sustain and grow our business and increase our revenues and earnings.

     In addition, the market price of our common stock may be adversely affected if certain of these new markets do not emerge or develop as expected, such as the markets for image sensor products in automobiles and personal identification systems. Securities analysts may have already factored revenue from such new markets into their future estimates of our financial performance and any failure of such markets to develop as expected by such securities analysts may adversely affect the trading price of our common stock.

Our ability to deliver products that meet customer demand is dependent upon our ability to meet new and changing requirements for color filter application and sensor packaging.

     We expect that as we develop new products to meet technological advances and new and changing industry and customer demands, our color filter application and ceramic, plastic and chip-scale packaging requirements will also evolve. Our ability to continue to profitably deliver products that meet customer demand is dependent upon our ability to procure third party services that meet these new requirements on a cost-effective basis. We have historically relied exclusively on third parties to provide these services. There can be no assurances that any of these parties will be able to develop enhancements to the services they provide to us to meet these new and changing industry and customer requirements. Furthermore, even if these service providers are able to develop their services to meet new and evolving requirements, these services may not be available at a cost that enables us to sustain profitability.

Our customers experience fluctuating product cycles and seasonality, which could cause our results of operations to fluctuate from period to period.

     Many of the products using our image sensors, such as digital still cameras, camera cell phones and cameras for toys and games, are consumer electronics goods. These mass market camera devices generally have seasonal cycles which historically have caused the sales of our customers to fluctuate quarter-to-quarter. These seasonal demand patterns could, in turn, cause our results of operations to fluctuate from period to period. Historically, demand from OEMs and distributors that serve such consumer product markets has been stronger in the second and third quarters of our fiscal year and weaker in the first and fourth quarters of our fiscal year. If we fail to predict accurately and respond appropriately on a timely basis to meet seasonal fluctuations, or if there is any disruption of consumer buying habits during these key periods, our business and operating results would be harmed.

Fluctuations in our quarterly operating results make it difficult to predict our future performance and may result in volatility in the market price of our common stock.

     Our quarterly operating results have varied significantly from quarter to quarter in the past and are likely to vary significantly in the future based on a number of factors, many of which are beyond our control. These factors and other industry risks, many of which are more fully discussed in our other risk factors, include:

•	our ability to accurately forecast demand for our products;

•	our ability to achieve acceptable wafer manufacturing yields;

•	our gain or loss of a large customer;

•	our ability to manage our product transitions;

•	the availability of production capacities at the semiconductor foundries that manufacture our products or components of our products;

•	the growth of the market for products and applications using CMOS image sensors;

•	the timing and size of orders from our customers;

•	the volume of our product returns;

•	the seasonal nature of customer demand for our products;

•	the deferral of customer orders in anticipation of new products, product designs or enhancements by us; and

•	the announcement and introduction of products and technologies by our competitors.

     In addition, our introduction of new products and our product mix have affected and may continue to affect our quarterly operating results. Changes in our product mix could adversely affect our operating results, because some products provide higher margins than others. We typically experience lower yields when manufacturing new products through the initial production phase, and consequently our gross margins on new products have historically been lower than our gross margins on our more established products. We also anticipate that the rate of orders from our customers may vary significantly from quarter to quarter. Our expenses, including our future capital commitments to Hua Wei Semiconductor (Shanghai) Co. Ltd., or HWSC, and our joint venture with TSMC are relatively fixed, and our inventory levels are based on our expectations of future revenues. Consequently, if we do not achieve revenues in any quarter as expected, expenses and inventory levels could be disproportionately high, and our operating results for that quarter, and potentially future quarters, may be harmed.

     Any one or more of these factors is difficult to forecast and could result in fluctuations in our quarterly operating results. Our operating results in a given quarter could be substantially less than anticipated, and, if we fail to meet market analyst expectations, a substantial decline in our stock price could result. Fluctuations in our quarterly operating results could adversely affect the price of our common stock in a manner unrelated to our long-term operating performance.

We maintain a backlog of customer orders that is subject to cancellation or delay in delivery schedules, and any cancellation or delay may result in lower than anticipated revenues.

     Our sales are generally made pursuant to standard purchase orders. We include in our backlog only those customer orders for which we have accepted purchase orders and assigned shipment dates within the upcoming 12 months. Although our backlog is typically filled within two to four quarters, orders constituting our current backlog are subject to cancellation or changes in delivery schedules, and backlog may not necessarily be an indication of future revenue. Any cancellation or delay in orders which constitute our current or future backlog may result in lower than expected revenues.

We may never achieve all the anticipated benefits from our operations in China.

     In December 2000, we established HWSC as part of our efforts to streamline our manufacturing process and reduce the costs and working capital associated with the testing of our image-sensor products. We have relocated our automated image testing equipment from the United States to China. In addition, we also expect to expand testing capabilities with additional automated testing equipment, which will also be located in China. However, there are significant administrative, legal and governmental risks to operating in China that could result in increased operating expenses or that could prevent us from achieving our objectives in operations. Consequently, we may never achieve all the anticipated cost savings from the transition of testing operations to China. If our operations in China do not result in offsetting gains in the form of operating cost reductions, whether because of risks and difficulties entailed by foreign operations or for any other reasons, our business and financial condition could be adversely affected. The substantial risks from operating in China that could increase our operating expenses and adversely affect our operating results, financial condition and ability to deliver our products and grow our business include, without limitation:

•	difficulties in staffing and managing foreign operations, particularly in attracting and retaining personnel qualified to design, sell and support CMOS image sensors;

•	difficulties in coordinating our operations in China with those in California;

•	diversion of management attention;

•	difficulties in maintaining uniform standards, controls, procedures and policies across our global operations, including inventory management and financial consolidation;

•	political and economic instability, which could have an adverse impact on foreign exchange rates in Asia and could impair our ability to conduct our business in China; and

•	inadequacy of the local infrastructure to support our needs.

We may experience integration or other problems with the recent or potential future acquisitions, which could have an adverse effect on our business or results of operations. New acquisitions could dilute the interests of existing stockholders, and the announcement of new acquisitions could result in a decline in the price of our common stock.

     On April 19, 2005, we acquired all the outstanding securities of CDM Optics, Inc., or CDM, and CDM became a wholly-owned subsidiary of our company. We may in the future make other acquisitions of, or investments in, businesses that offer products, services and technologies that we believe would complement our products, including CMOS image sensor manufacturers. We may also make acquisitions of, or investments in, businesses that we believe could expand our distribution channels. Even if we were to announce an acquisition, we may not be able to complete it. Additionally, our acquisition of CDM and any future acquisition or substantial investment could present numerous risks, including:

•	difficulty in realizing the potential technological benefits of the transaction;

•	difficulty in integrating the technology, operations or work force of the acquired business with our existing business;

•	unanticipated expenses related to technology integration;

•	disruption of our ongoing business;

•	difficulty in realizing the potential financial or strategic benefits of the transaction;

•	difficulty in maintaining uniform standards, controls, procedures and policies;

•	possible impairment of relationships with employees, customers, suppliers and strategic partners as a result of integration of new businesses and management personnel;

•	impairment of assets related to resulting goodwill, and reductions in our future operating results from amortization of intangible assets; and

•	potential unknown or unexpected liabilities associated with acquired businesses.

     In connection with our acquisition of CDM, we delivered and will deliver consideration in the form of cash and shares of our common stock, and we expect that any future acquisitions could provide for consideration to be paid in cash, shares of our common stock or a combination of cash and our common stock. If and when consideration for a transaction is paid in common stock, including the CDM transaction, this will result in dilution to our existing stockholders.

We may never achieve the anticipated benefits from our joint venture with TSMC.

     In October 2003, we entered into an agreement with TSMC to form VisEra, a joint venture in Taiwan, for the purposes of providing manufacturing services and automated final testing services. We expect that VisEra will eventually be able to provide us with a committed supply of high quality manufacturing services and automated final testing services at competitive prices. However, there are significant legal, governmental and relationship risks to developing VisEra, and we cannot ensure that we will receive the expected benefits from the joint venture. For example, VisEra may not be able to provide manufacturing services or automated testing services that have competitive technology or prices, which could adversely affect our product offerings and our ability to meet customer requirements for our products. In addition, the formation of VisEra provides us with an additional source for certain manufacturing services which, in the future, may also make it more difficult for us to secure dependable services from competing merchant vendors who provide similar manufacturing services. We are required to account for our investment in VisEra under the equity method, and any loss that VisEra incurs will negatively impact our reported earnings.

We may not achieve the anticipated benefits of our alliances with, and strategic investments in, third parties.

     We expect to develop our business partly through forming alliances or joint ventures with and making strategic investments in other companies, some of which may be companies at a relatively early stage of development. For example, in April 2003 we made an investment in XinTec, a chip-scale packaging service company, and in June 2003 we completed an investment in Impac. In addition, in October 2003, we entered into an agreement with TSMC to form VisEra, a joint venture in Taiwan, which will provide manufacturing services and automated final testing services. In May 2004, we entered into an agreement with PSC under which we established SOI, a joint venture as a company incorporated under the laws of Taiwan, and we contributed $2.1 million in exchange for an ownership percentage of approximately 49%. The purpose of the joint venture is to conduct the business of manufacturing, marketing and selling of certain of our legacy products. Our investment in these companies may negatively impact our operating results, because, under certain circumstances, we are required to recognize our portion of any loss recorded by each of these companies or to consolidate them into our operating results. In the nine months ended January 31, 2005, we recognized a loss of approximately $1.0 million as our portion of the losses recorded by Impac and SOI which we are accounting for using the equity method. We expect to continue to utilize partnerships, strategic alliances and investments, particularly those that enhance our manufacturing capacity and those that provide manufacturing services and testing capability. These investments and partnering arrangements are crucial to our ability to grow our business and meet the increasing demands of our customers. However, we cannot ensure that we will achieve the benefits expected as a result of these alliances. For instance, we may not be able to receive acceptable quality and/or wafer manufacturing yields from these companies, which could result in higher operating costs and could impair our ability to meet customer demand for our products. In addition, certain of these investments or partnering relationships may place restrictions on the scope of our business, the geographic areas in which we can sell our products and the types of products that we can manufacture and sell. For example, our agreement with TSMC provides that we may not engage in business that will directly compete with the business of VisEra. This type of non-competition provision may impact our ability to grow our business and to meet the demands of our customers. Several of these companies are at a relatively early stage of development and consequently they may continue to incur losses on a quarterly and annual basis for an extended period.

We may be unable to adequately protect our intellectual property, and therefore we may lose some of our competitive advantage.

     We rely on a combination of patent, copyright, trademark and trade secret laws as well as nondisclosure agreements and other methods to protect our proprietary technologies. We have been issued patents and have a number of pending United States and foreign patent applications. However, we cannot provide assurance that any patent will be issued as a result of any applications or, if issued, that any claims allowed will be sufficiently broad to protect our technology. It is possible that existing or future patents may be challenged, invalidated or circumvented. For example, on August 21, 2002 we initiated a patent infringement action in Taiwan, Republic of China against IC Media Corporation of San Jose, California for infringement of Taiwan patent NI-139439 that had been issued to us. The patent infringement action seeks damages and injunctive relief against IC Media Corporation. In response to our patent infringement action, on October 2, 2002, IC Media Corporation initiated a cancellation proceeding (Cancellation No. 089123560N01) in the Taiwan Intellectual Property Office with respect to our Taiwan patent NI-139439. On July 23, 2003, the Taiwan Intellectual Property Office made an initial determination to grant the cancellation of Taiwan patent NI-139439, which decision was upheld by the Taiwan Ministry of Economic Affairs in November 2003. In January 2004, we filed an action with the High Administrative Court of Taiwan to reverse the grant of cancellation.

The High Court dismissed our action on May 3, 2005 after a hearing held on March 18, 2005, and we received the written judgment from the High Court on May 11, 2005. If we do not appeal this decision by May 31, 2005, the infringement case claiming damages, which is pending in the district court of Taiwan, will also be dismissed. If IC Media is ultimately successful, we may lose or suffer diminished rights in the challenged patent. In addition, if we are not successful in suits in which we claim that third parties infringe our patents or other intellectual property, our competitive position may be adversely affected.

     Furthermore, it may be possible for a third party to copy or otherwise obtain and use our products or technology without authorization, develop corresponding technology independently or design around our patents. Effective patent, copyright, trademark and trade secret protection may be unavailable or limited in foreign countries. Any disputes over our intellectual property rights may result in costly and time-consuming litigation or the license of additional elements of our intellectual property for little or no compensation.

Litigation regarding intellectual property could divert management attention, be costly to defend and prevent us from using or selling the challenged technology.

     In recent years, there has been significant litigation in the United States involving intellectual property rights, including in the semiconductor industry. We have in the past, are currently, and may in the future be subject to legal proceedings and claims with respect to our intellectual property, including such matters as trade secrets, patents, product liabilities and other actions arising out of the normal course of business. See Part II, Item 1 – “Legal Proceedings” of our Quarterly Report on Form 10-Q for the period ended January 31, 2005. These claims may increase as our intellectual property portfolio becomes larger or more valuable. Intellectual property claims against us, and any resulting lawsuit, may cause us to incur significant expenses, subject us to liability for damages and invalidate our proprietary rights. In one case we paid $3.5 million to settle a litigation matter. These lawsuits, regardless of their outcome, would likely be time-consuming and expensive to resolve and could divert management’s time and attention. Any potential intellectual property litigation against us could also force us to take actions such as:

•	ceasing the sale or use of products or services that incorporate the infringed intellectual property;

•	obtaining from the holder of the infringed intellectual property a license to sell or use the relevant technology, which license may not be available on acceptable terms, if at all; or

•	redesigning those products or services that incorporate the disputed intellectual property, which could result in substantial unanticipated development expenses and prevent us from selling the products until the redesign is completed, if at all.

     If we are subject to a successful claim of infringement and we fail to develop non-infringing intellectual property or license the infringed intellectual property on acceptable terms and on a timely basis, we may be unable to sell some or all of our products, and our operating results could be adversely affected. We may in the future initiate claims or litigation against third parties for infringement of our intellectual property rights or to determine the scope and validity of our proprietary rights or the proprietary rights of competitors. These claims could also result in significant expense and the diversion of technical and management attention.

If we do not effectively manage our growth, our ability to increase our revenues and improve our earnings could be adversely affected.

     Our growth has placed, and will continue to place, a significant strain on our management and other resources. To manage our growth effectively, we must, among other things:

•	significantly improve our operational, financial and accounting systems;

•	train and manage our existing employee base;

•	attract and retain qualified personnel with relevant experience; and

•	effectively manage accounts receivable and inventory.

     For example, our failure to effectively manage our inventory levels could either result in excess inventories, which could adversely affect our gross margins and operating results, or lead to an inability to fill customer orders, which would result in lower sales and could harm our relationships with existing and potential customers.

     We also must manage multiple relationships with customers, business partners and other third parties, such as our foundries and process and assembly vendors. Moreover, our growth may significantly overburden our management and financial systems and other resources. We may not make adequate allowances for the costs and risks associated with our expansion. In addition, our systems, procedures or controls may not be adequate to support our operations, and we may not be able to expand quickly enough to capitalize on potential market opportunities. Our future operating results will also depend on our ability to expand sales and marketing, research and development, accounting, finance and administrative support.

Our future tax rates could be higher than we anticipate if the proportion of future operating income generated outside the U.S. by our foreign subsidiaries is less than we expect.

     A number of factors will affect our future tax rate, and certain of these factors could increase our effective tax rate in future periods, which could adversely impact our operating results. For example, if our foreign subsidiaries are unable to achieve the levels of operating income that we expect, our effective tax rate may be significantly higher than it has been in prior periods.

     In common with all multi-national companies, we are subject to tax in multiple jurisdictions. The tax authorities in any given jurisdiction may seek to increase the taxes being collected by, for example, asserting that the transfer prices we charge between related entities are either too high or too low depending on which side of the transaction they are looking at. Although we believe we have provided sufficient taxes for all prior periods, adjustments that could be proposed could, in some cases, result in liabilities in excess of such provisions.

Our sales through distributors increase the complexity of our business, which may increase our operating costs and may reduce our ability to forecast revenues.

     During fiscal 2004, approximately 25% of our sales were made through distributors. For the nine months ended January 31, 2005, approximately 19% of our sales were made through distributors. Selling through distributors reduces our ability to accurately forecast sales and increases the complexity of our business, requiring us to, among other matters:

•	manage a more complex supply chain;

•	manage the level of inventory at each distributor;

•	provide for credits, return rights and price protection;

•	estimate the impact of credits, return rights, price protection and unsold inventory at distributors; and

•	monitor the financial condition and creditworthiness of our distributors.

     Any failure to manage these challenges could cause us to inaccurately forecast sales and carry excess or insufficient inventory, thereby adversely affecting our operating results.

We face foreign business, political and economic risks, because a majority of our products and those of our customers are manufactured and sold outside of the United States.

     We face difficulties in managing our third party foundries, color filter application service providers, ceramic and plastic packaging service providers and our foreign distributors, most of whom are located in Asia. Potential political and economic instability in Asia may have an adverse impact on foreign exchange rates and could cause service disruptions for our vendors and distributors.

     Sales outside of the United States accounted for approximately 99% and 100% of our revenues for fiscal 2004 and for the nine months ended January 31, 2005, respectively. We anticipate that sales outside of the United States will continue to account for nearly all of our revenues in future periods. Dependence on sales to foreign customers involves certain risks, including:

•	longer payment cycles;

•	the adverse effects of tariffs, duties, price controls or other restrictions that impair trade;

•	decreased visibility as to future demand;

•	difficulties in accounts receivable collections; and

•	burdens of complying with a wide variety of foreign laws and labor practices.

     Sales of our products have been denominated to date exclusively in U.S. dollars. Over the last several years, the U.S. dollar has weakened against most other currencies. Future increases in the value of the U.S. dollar, if any, would increase the price of our products in the currency of the countries in which our customers are located. This may result in our customers seeking lower-priced suppliers, which could adversely impact our operating results. A portion of our international revenues may be denominated in foreign currencies in the future, which would subject us to risks associated with fluctuations in those foreign currencies.

We may be unable to maintain our recent levels of profitability.

     We may be unable to sustain our recent levels of profitability. If we fail to sustain or increase our recent levels of profitability, our financial condition may be materially and adversely affected, and the trading price of our common stock may decline. In fiscal 2003 and fiscal 2004, we recorded net income of $15.3 million and $58.7 million, respectively. For the nine months ended January 31, 2005, we recorded net income of $58.7 million. We plan to hire additional personnel throughout various departments of our company, and we expect our selling, general and administrative and other expenses to increase. If our revenues were to decrease or if we cannot effectively control the growth of our expenses, we may be unable to sustain profitability at levels consistent with our recent financial performance.

The high level of complexity and integration of our products increases the risk of latent defects, which could damage customer relationships and increase our costs.

     Because we integrate many functions on a single chip, our products are complex and are based upon evolving technology. The integration of additional functions into the complex operations of our products could result in a greater risk that customers or end users could discover latent defects or subtle faults after volumes of product have already been shipped. Although we test our products, we have in the past and may in the future encounter defects or errors. For example, in the third quarter of fiscal 2005, we made a provision of $2.7 million related to the possible replacement of product that did not meet a particular customer’s specifications. Delivery of products with defects or reliability, quality or compatibility problems may damage our reputation and ability to retain existing customers and attract new customers. In addition, product defects and errors could result in additional development costs, diversion of technical resources, delayed product shipments, increased product returns, product warranty costs for recall and replacement and product liability claims against us which may not be fully covered by insurance.

Our business could be harmed if we lose the services of one or more members of our senior management team, or if we are unable to attract and retain qualified personnel.

     The loss of the services of one or more of our executive officers or key employees, or the decision of one or more of these individuals to join a competitor, could adversely affect our business and harm our operating results and financial condition. Our success depends to a significant extent on the continued service of our senior management, in particular, Shaw Hong, our President and Chief Executive Officer, Raymond Wu, our Executive Vice President, and Peter V. Leigh, our Vice President of Finance and Chief Financial Officer, and certain other key technical personnel. None of our senior management is bound by an employment or non-competition agreement. We do not maintain key man life insurance on any of our employees.

     Our success also depends on our ability to identify, attract and retain qualified sales, marketing, finance, management and technical personnel, particularly analog or mixed signal design engineers. We have experienced, and may continue to experience, difficulty in hiring and retaining candidates with appropriate qualifications. If we do not succeed in hiring and retaining candidates with appropriate qualifications, our revenues and product development efforts could be harmed.

We may not be able to integrate CDM’s business operations into our company successfully. Therefore, we may not achieve the anticipated benefits of the acquisition, which could adversely affect the price of our common stock.

     We acquired CDM with the expectation that the acquisition would result in benefits to us. However, the acquisition involves the integration of two companies that have previously operated independently and therefore requires significant effort from each company to integrate research and development, along with sales and marketing, administrative and customer service functions, and management information systems. Such integration may be time-consuming and costly and we may encounter difficulties integrating CDM’s technology into our products in a profitable manner or we may experience the loss of CDM’s or our personnel. If the integration does not proceed as expected, if we are not able to integrate CDM’s technology into our products, if the attention of management is diverted or if we encounter any other difficulties or unanticipated expenses in the transition process, the anticipated benefits may not be realized and the price of our common stock may be affected.

We need to upgrade our enterprise resource planning system.

     As our business grows and becomes more complex, we have to expand and upgrade our enterprise resource planning, or ERP, system which is critical to the accounting and financial functions of our company. Our current ERP system was developed for companies much smaller than we are now. We are now in the early stages of evaluating alternative solutions, both short term and long-term, to meet the operating, administrative and financial reporting requirements of our business. Failure to properly or adequately address these issues could result in the diversion of management’s attention and resources and could materially adversely affect our operating results and impact our ability to manage our business. At some point, we may outgrow our existing ERP system and need to transition our systems to a new platform. Such a transition would be time consuming and costly, and would require management resources in excess of those we currently have.

Our operations may be impaired as a result of disasters, business interruptions or similar events.

     Disasters such as earthquakes, water, fire, electrical failure, accidents and epidemics affecting our operating activities, major facilities, and employees’ and customers’ health could materially and adversely affect our operating results and financial condition. In particular, our Asian operations and most of our third party manufacturers and service providers involved in the manufacturing of our products are located within relative close proximity. Therefore, any disaster that strikes within close proximity of that geographic area could be tremendously disruptive to our business and could materially and adversely affect our operating results and financial condition. We do not currently have a disaster recovery plan.

Acts of war and terrorist acts may seriously harm our business and revenue, costs and expenses and financial condition.

     Acts of war or terrorist acts, wherever located around the world, may cause damage or disruption to our business, employees, facilities, suppliers, distributors or customers, which could significantly impact our revenue, costs, expenses and financial condition. In addition, as a company with significant operations and major distributors and customers located in Asia, we may be adversely impacted by heightened tensions and acts of war that occur in locations such as the Korean Peninsula, Taiwan and China. The potential for future terrorist attacks, the national and international responses to terrorist attacks or perceived threats to national security, and other acts of war or hostility have created many economic and political uncertainties that could adversely affect our business and results of operations in ways that cannot presently be predicted. We are uninsured for losses and interruptions caused by terrorist acts and acts of war.

Risks Related to this Offering, the Securities Markets and Ownership of Our Common Stock

Provisions in our charter documents and Delaware law, as well as our stockholders’ rights plan, could prevent or delay a change in control of our company and may reduce the market price of our common stock.

     Provisions of our certificate of incorporation and bylaws may discourage, delay or prevent a merger or acquisition that a stockholder may consider favorable. These provisions include:

•	adjusting the price, rights, preferences, privileges and restrictions of preferred stock without stockholder approval;

•	providing for a classified board of directors with staggered, three year terms;

•	requiring supermajority voting to amend some provisions in our certificate of incorporation and bylaws;

•	limiting the persons who may call special meetings of stockholders; and

•	prohibiting stockholder actions by written consent.

     Provisions of Delaware law also may discourage, delay or prevent another company from acquiring or merging with us. Our board of directors adopted a preferred stock rights agreement in August 2001. Pursuant to the rights agreement, our board of directors declared a dividend of one right to purchase one one-thousandth share of our Series A Participating Preferred Stock for each outstanding share of our common stock. The dividend was paid on September 28, 2001 to stockholders of record as of the close of business on that date. Each right entitles the registered holder to purchase from us one one-thousandth of a share of Series A Preferred at an exercise price of $176.00 (reflecting the stock split that took effect on February 17, 2004 and the amendment to the rights agreement our board of directors approved in June 2004), subject to adjustment. The exercise of the rights could have the effect of delaying, deferring or preventing a change of control of our company, including, without limitation, discouraging a proxy contest or making more difficult the acquisition of a substantial block of our common stock. The rights agreement could also limit the price that investors might be willing to pay in the future for our common stock.

Our stock has been and will likely continue to be subject to substantial price and volume fluctuations due to a number of factors, many of which are beyond our control, that may prevent our stockholders from selling our common stock at a profit.

     The market price of our common stock has fluctuated substantially, and there can be no assurance that such volatility will not continue. Since the beginning of fiscal 2002 through May 18, 2005, the trading price of our common stock has ranged from a high of $33.46 per share to a low of $1.18 per share. The closing sales price of our common stock on May 18, 2005 was $15.76 per share. The securities markets have experienced significant price and volume fluctuations in the past, and the market prices of the securities of semiconductor companies have been especially volatile. This market volatility, as well as general economic, market or political conditions, could reduce the market price of our common stock in spite of our operating performance. The market price of our common stock may fluctuate significantly in response to a number of factors, including:

•	actual or anticipated fluctuations in our operating results;

•	changes in expectations as to our future financial performance;

•	changes in financial estimates of securities analysts;

•	release of lock-up or other transfer restrictions on our outstanding shares of common stock or sales of additional shares of common stock;

•	sales or the perception in the market of possible sales of shares of our common stock by our directors, officers, employees or principal stockholders;

•	changes in market valuations of other technology companies; and

•	announcements by us or our competitors of significant technical innovations, design wins, contracts, standards or acquisitions.

     Due to these factors, the price of our stock may decline and investors may be unable to resell their shares of our stock for a profit. In addition, the stock market experiences extreme volatility that often is unrelated to the performance of particular companies. These market fluctuations may cause our stock price to decline regardless of our performance.

USE OF PROCEEDS

     We will not receive any of the proceeds from the sale of the shares of our common stock by the selling stockholders.

SELLING STOCKHOLDERS

     We issued 368,206 shares of our common stock and have agreed to issue up to an additional 146,761 shares of our common stock, all of which are being offered by this prospectus, to the selling stockholders, pursuant to an Agreement and Plan of Merger, by and among OmniVision, Ski-Jump Acquisition Corp., a wholly-owned subsidiary of OmniVision, R.C. Mercure, Jr., W. Thomas Cathey, Jr., Edward Dowski, Jr., CDM Optics, Inc. and R.C. Mercure, Jr. as representative of the CDM Optics, Inc. Securityholders, dated March 25, 2005 (the “Merger Agreement”). The shares were and will be issued in connection with the transactions contemplated by the Merger Agreement, pursuant to which we are paying to the selling stockholders consideration with an aggregate value of up to approximately $30.0 million, consisting of approximately $10.0 million in cash paid upon the closing of the merger, $10.0 million in cash payable upon the occurrence of a certain milestone event and 514,967 shares of our common stock, with an aggregate value, as of April 19, 2005, of $10,000,000, (including 146,761 shares which will not be issued until approximately 18 months following the closing of the merger and which will be subject to deduction or offset to satisfy in part potential indemnification obligations of the selling stockholders to us or our affiliates during such period and not including approximately 19 shares which were allocated among the selling stockholders as fractional shares and replaced with cash payments upon the closing of the merger), in exchange for all issued and outstanding securities of CDM Optics, Inc. held by such selling stockholders. Under the Registration Rights Agreement by and among OmniVision and each of the selling stockholders named below, dated as of April 19, 2005 (the “Registration Rights Agreement”), we have agreed to register the shares of our common stock issued to the selling stockholders under the Merger Agreement. In addition, pursuant to a Put Agreement by and among OmniVision and each of the selling stockholders named below, dated as of April 19, 2005 (the “Put Agreement”), and subject to the terms and conditions set forth in the Put Agreement, the selling stockholders who are parties to the Put Agreement received the non-transferable right to require us to repurchase the shares of our common stock issued to them in connection with the merger at a price of $19.42 per share (the “Per Share Price”) if the last reported trade price of our common stock does not equal or exceed the Per Share Price on at least ten consecutive trading days within certain time periods following the closing of the merger. Purchasers of shares sold pursuant to this prospectus will not have any rights under the Put Agreement.

     We are registering these shares on behalf of the selling stockholders named in the table below. The selling stockholders may from time to time offer and sell pursuant to this prospectus any or all of the shares of our common stock being registered.

     The following table sets forth information known to us with respect to the beneficial ownership of shares of our common stock as of May 17, 2005 by the selling stockholders. The number of shares in the column “Number of Shares Being Offered” represents all of the shares of our common stock that the selling stockholders may offer under this prospectus. The number of shares in the column “Shares Beneficially Owned After Offering” assumes that the selling stockholders sell all of the shares of our common stock offered by this prospectus. The selling stockholders may sell some, all or none of their shares of our common stock. We do not know how long the selling stockholders will hold the shares of our common stock before selling them, and we currently have no agreements, arrangements or understandings with the selling stockholders regarding their sale of any of the shares of our common stock (except for the Put Agreement). None of the selling stockholders has had a material relationship with us or any of our predecessors or affiliates in the past three years, except for the merger and merger-related transactions. The information in the table below is current only as of the date of this prospectus.

     In the following table, we have determined the number and percentage of shares beneficially owned in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and this information does not necessarily indicate beneficial ownership for any other purpose. Except as otherwise indicated in the footnotes below, we believe that each selling stockholder named in this table has sole voting and investment power over the shares of our common stock indicated. In determining the number of shares of our common stock beneficially owned by the selling stockholders and the percentage ownership of the selling stockholders, we include any shares as to which the person has sole or shared voting power or investment power, as well as any shares subject to warrants or options held by that person that are currently exercisable or exercisable within 60 days after May 17, 2005. Applicable percentages are based on 57,795,082 shares of our common stock outstanding on May 17, 2005.

	Shares Beneficially Owned				Shares Beneficially Owned
	Prior to Offering				After Offering
		Maximum Number of
		Shares to Be Issued 18
		Months Following		Number of Shares
Name	Number	Closing of Merger (1)	Percent	Being Offered	Number	Percent
Ruel C. Mercure, Jr.	87,333	34,811	*	122,144	0	—
W. Thomas Cathey, Jr.	109,167	43,514	*	152,681	0	—
Edward R. Dowski, Jr.	109,167	43,514	*	152,681	0	—
University License Equity Holdings, Inc.	17,417	6,942	*	24,359	0	—
Jeffrey Nissley	4,366	1,740	*	6,106	0	—
Robert H. Cormack	1,364	543	*	1,907	0	—
Vladislav Chumachenko	818	326	*	1,144	0	—
Carol J. Cogswell Revocable Living Trust (2)	818	326	*	1,144	0	—
Gregory E. Johnson	25,616	10,210	*	35,826	0	—
Kenneth S. Kubala	1,910	761	*	2,671	0	—
Ashley K. Macon	1,364	543	*	1,907	0	—
Ramkumar Narayanswamy	1,910	761	*	2,671	0	—
Goran Rauker	1,091	435	*	1,526	0	—
Joel F. Rutkowski	1,364	543	*	1,907	0	—
Paulo E. Silveira	1,364	543	*	1,907	0	—
Inga Tamayo	1,227	488	*	1,715	0	—
Hans B. Wach	1,910	761	*	2,671	0	—

*	Less than 1%.

(1) Represents up to an aggregate of 146,761 shares which will not be issued until approximately 18 months following the closing of the merger and which will be subject to deduction or offset to satisfy in part potential indemnification obligations of the selling stockholders to us or our affiliates during such period.

(2) Carol J. Cogswell holds sole voting and dispositive power with respect to these securities.

PLAN OF DISTRIBUTION

     The shares of our Common Stock covered by the registration statement, of which this prospectus is a part, are being offered on behalf of the selling stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest disposing of shares of our common stock or interests therein received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer. We will not receive any proceeds from the sale of shares of our Common Stock covered by the registration statement, of which this prospectus is a part, or interests therein. The shares of our Common Stock or interests therein may be sold from time to time by the selling stockholders directly to one or more purchasers (including pledgees) or through brokers, dealers or underwriters who may act solely as agents or who may acquire shares as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. The shares of our Common Stock may be sold by one or more of, or a combination of, the following methods, to the extent permitted by applicable law:

•	a block trade in which the selling stockholder’s broker or dealer will attempt to sell the shares as agent, but may position and resell all or a portion of the block as a principal to facilitate the transaction;

•	a broker or dealer may purchase the common stock as a principal and then resell the common stock for its own account pursuant to this prospectus;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	privately negotiated transactions;

•	by pledge to secure debts or other obligations;

•	put or call transactions;

•	to cover hedging transactions;

•	underwritten offerings; or

•	any other legally available means.

     To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. If the plan of distribution involves an arrangement with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, the supplement will disclose:

•	the name of the selling stockholder and of the participating broker-dealer(s);

•	the number of shares involved;

•	the price at which the shares were sold;

•	the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;

•	that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

•	other facts material to the transaction.

     In effecting sales, broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in the resales.

     The selling stockholders may enter into hedging transactions with broker-dealers in connection with distributions of the shares or otherwise. In these transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with the selling stockholders. The selling stockholders may also sell shares short and redeliver the shares to close out such short positions. The selling stockholders may enter into options or other transactions with broker-dealers that require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer such shares pursuant to this prospectus. The selling stockholders also may loan or pledge the shares to a broker-dealer. The broker-dealer may sell the shares so loaned, or upon default, the broker-dealer may sell the pledged shares pursuant to this prospectus.

     Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from the selling stockholder. Broker-dealers or agents may also receive compensation from the purchasers of the shares for whom they act as agents or to whom they sell as principal, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with the sale. Broker-dealers or agents and any other participating broker-dealers or the selling stockholders may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933 (the “Securities Act”) in connection with sales of the shares. Accordingly, any such commission, discount or concession received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or concessions under the Securities Act.

     The selling stockholders and any broker-dealers, agents or underwriters that participate with the selling stockholders in the distribution of the issued and outstanding shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, in which event any commissions received by these broker-dealers, agents or underwriters and any profits realized by the selling stockholders on the resales of the securities may be deemed to be underwriting commissions or discounts under the Securities Act. If the selling stockholders are deemed to be underwriters, the selling stockholders may be subject to certain statutory and regulatory liabilities, including liabilities imposed pursuant to Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act. In addition, because the selling stockholders may be deemed an “underwriter” within the meaning of Section 2(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act.

     Any shares covered by the registration statement, of which this prospectus is a part, that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus. The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     We will bear all costs, expenses and fees in connection with the registration of the shares, including registration and filing fees, printing and duplication expenses, administrative expenses, legal fees (including legal fees of the selling stockholders up to $5,000) and accounting fees. If the shares are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts, underwriting commissions and agent commissions. The selling stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act. We have agreed to indemnify the selling stockholders against specified liabilities, including specified liabilities under the Securities Act, and such selling stockholders agreed to indemnify us and our Affiliates against certain liabilities, including liabilities under the Securities Act. We also agreed to maintain the effectiveness of the registration statement of which this prospectus is a part, subject to certain exceptions, until the earliest of (1) April 19, 2007, provided that such period may be extended pursuant to the terms of the Registration Rights Agreement, (2) the date on which all shares covered by the registration statement of which this prospectus is a part have been sold or otherwise disposed of pursuant to this prospectus or (3) the date on which the shares may be resold by the selling stockholders and their affiliates without registration by reason of Rule 144 under the Securities Act or any other rule of similar effect. The selling stockholders may sell all, some or none of the shares offered by this prospectus or interests therein (except under the Put Agreement).

     We may suspend the use of this prospectus on a limited basis (i) if we learn of any event that causes this prospectus to include an untrue statement of material fact or omit to state a material fact required to be stated in the prospectus or necessary to make the statements in the prospectus not misleading in light of the circumstances then existing, (ii) upon certain requests by the SEC or other governmental authorities for amendments, supplements, stop orders and the like, (iii) upon the suspension of the qualification or exemption from qualification of any of the shares of common stock offered pursuant to this prospectus, or the initiation of any proceeding for such purpose, or (iv) upon our good faith determination that the continued offer or sale of the shares of common stock offered pursuant to this prospectus would require premature disclosure of material, nonpublic information concerning our business, prospects or any proposed transaction to which we may be a party. If any of these types of events occur, a prospectus supplement or post-effective amendment, if required, will be distributed to each of the selling stockholders.

LEGAL MATTERS

     The validity of the shares of common stock offered pursuant to this prospectus will be passed upon for us by O’Melveny & Myers LLP, Menlo Park, California, special counsel for OmniVision.

EXPERTS

     The consolidated financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K, Amendment No. 1, for the year ended April 30, 2004 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

FORWARD-LOOKING STATEMENTS

     The discussion in this prospectus contains certain “forward-looking statements” (as defined in the Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, such as statements of our plans, objectives, expectations and intentions. Words such as “believe,” “anticipate,” “expect,” “intend,” “plan,” “will,” “may” and variations of such words and other similar expressions are intended to identify forward-looking statements. The cautionary statements made in this document should be read as applicable to all related forward-looking statements wherever they appear in this prospectus. Our actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include those discussed in “Risk Factors,” beginning on page 2 of this prospectus, as well as those discussed elsewhere in this prospectus or incorporated by reference herein. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence or identification of unanticipated events or previously unidentified events. Our actual results could differ materially from those anticipated in such forward-looking statements as a result of several factors described more fully under the heading “Risk Factors,” beginning on page 2 of this prospectus and elsewhere in this prospectus or incorporated by reference herein.

     All written and oral forward-looking statements attributable to us are expressly qualified in their entirety by the cautionary statements set forth above. Investors are cautioned not to place undue reliance on forward-looking statements contained herein or incorporated by reference herein, which relate only to events as of the date on which the statements are made. Except for filings that are made prior to the termination of this offering and are incorporated by reference, we undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C., 20549, and at the SEC’s Public Reference Rooms in Chicago, Illinois and New York, New York. Please call the SEC at 1-800-SEC-0330 for further information concerning the Public Reference Rooms. Our SEC filings are also available to the public on the SEC’s Website at http://www.sec.gov and on our website at http://www.ovt.com/c_investor.html.

     We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the securities offered in connection with this prospectus, of which this prospectus is a part. This prospectus does not contain all of the information set forth in the registration statement. We have omitted certain parts of the registration statement in accordance with the rules and regulations of the SEC. For further information with respect to us and the securities we may offer, you should refer to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, you should refer to the copy of such contract or document filed as an exhibit to or incorporated by reference in the registration statement. Each statement as to the contents of such contract or document is qualified in all respects by such reference. You may obtain copies of the registration statement from the SEC’s principal office in Washington, D.C. upon payment of the fees prescribed by the SEC, or you may examine the registration statement without charge at the offices of the SEC described above.

     Our common stock is listed on the Nasdaq National Market under the symbol “OVTI.” Our reports, proxy statements and other information may also be read and copied at the offices of the Nasdaq Stock Market, located at 20 Broad Street, New York, NY 10005.

INCORPORATION OF DOCUMENTS BY REFERENCE

     The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below:

     (1) Our Annual Report on Form 10-K for the fiscal year ended April 30, 2004, as amended by Amendment No. 1 to Annual Report on Form 10-K/A, filed with the SEC on July 23, 2004;

     (2) Our Proxy Statement on Schedule 14A for the 2004 Annual Meeting of Stockholders filed with the SEC on August 30, 2004;

     (3) The following Quarterly Reports on Form 10-Q:

     (a) Form 10-Q for the fiscal quarter ended July 31, 2004;

     (b) Form 10-Q for the fiscal quarter ended October 31, 2004; and

     (c) Form 10-Q for the fiscal quarter ended January 31, 2005;

     (4) The following Current Reports on Form 8-K:

     (a) Form 8-K filed with the SEC on August 27, 2004;

     (b) Form 8-K filed with the SEC on September 16, 2004;

     (c) Form 8-K filed with the SEC on December 22, 2004;

     (d) Form 8-K filed with the SEC on March 31, 2005; and

     (e) Form 8-K filed with the SEC on April 25, 2005;

     (5) The description of our common stock contained in our registration statement on Form 8-A filed with the SEC on March 13, 2000;

     (6) The description of our stockholder rights plan in our registration statement on Form 8-A filed with the SEC on September 12, 2001; and

     (7) All documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of this offering.

     Unless specifically stated to the contrary, none of the information that we disclose under Items 2.02 or 7.01 of any Current Report on Form 8-K that we may from time to time furnish to the SEC will be incorporated by reference into, or otherwise included in, this prospectus. All information incorporated by reference is part of this registration statement, unless and until that information is updated and superseded by the information contained in this registration statement or any information later incorporated. All filings filed by us pursuant to the Exchange Act after the date of the initial registration statement and prior to the effectiveness of the registration statement shall be deemed to be incorporated by reference into the prospectus.

     We will provide without charge to each person to whom this prospectus is delivered, upon written or oral request, a copy of any and all of the documents that have been incorporated by reference in this prospectus, other than the exhibits to such documents unless the exhibits are specifically incorporated by reference but not delivered with this prospectus. Requests should be directed to Investor Relations, OmniVision Technologies, Inc., 1341 Orleans Drive, Sunnyvale, California 94089; (408) 542-3000.

     You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front page of those documents.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

514,967 Shares

Common Stock

PROSPECTUS

, 2005

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

SEC registration fee	$850
Accounting fees and expenses*	$10,000
Printing fees*	$5,000
Legal fees and expenses*	$75,000
Miscellaneous*	$4,150

TOTAL	$95,000

*	Estimated pursuant to instruction to Item 511 of Regulation S-K.

Item 15. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents and in agreements between the corporation and its directors and officers provisions expanding the scope of indemnification beyond that specifically provided by the current law. Section 145 also provides that a corporation has the power to maintain insurance on behalf of its officers and directors against any liability asserted against such person and incurred by him or her in such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liability under the provisions of Section 145.

Article 8, Sections 8.1 and 8.2 of the Registrant’s Bylaws provide for mandatory indemnification of its directors and officers and permissible indemnification of employees and other agents to the maximum extent not prohibited by the Delaware General Corporation Law. The rights to indemnity thereunder continue as to a person who has ceased to be a director, officer, employee or agent of the Registrant, and under the Registrant’s Certificate of Incorporation, such rights inure to the benefit of the heirs, executors and administrators of the person.

The Registrant’s Certificate of Incorporation provides that, pursuant to Delaware law, its directors shall not be personally liable to the Registrant and its stockholders for monetary damages for breach of the directors’ fiduciary duty as directors. This provision in the Certificate of Incorporation does not eliminate the directors’ fiduciary duty, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director’s duty of loyalty to the Registrant for acts of omission not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Section 174 of the Delaware General Corporation Law. The provision also does not affect a director’s responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

The Registrant has entered into indemnification agreements with its directors and executive officers. Generally, the indemnification agreements attempt to provide the maximum protection permitted by Delaware law as it may be amended from time to time. Moreover, the indemnification agreements provide for certain additional indemnification. Under such additional indemnification provisions, however, an individual will not receive indemnification for judgments, settlements or expenses if they are the result of claims brought by an individual in bad faith or voluntarily initiated by an individual, subject to certain limitations, if they arise from the violation by the individual of securities laws, if they are for settlements the Registrant has not approved or if federal or state law or applicable public policy prohibit Registrant from providing such indemnification. The indemnification agreements provide that expenses incurred by a director or executive officer in defending any civil, criminal, administrative or investigative action, suit or proceeding by reason of the fact that he or she is or was a director or officer of the Registrant (or was serving at the Registrant’s request as a director or officer of another corporation) may be paid by the Registrant in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the Registrant as authorized by the relevant section of the Delaware General Corporation Law.

In addition, pursuant to the Registration Rights Agreement, each of the Selling Stockholders has agreed to indemnify the Registrant’s directors and officers against losses, claims, damages or liabilities to which such director or officer may become subject under the Securities Act, the Exchange Act or other federal or state law insofar as such losses, claims, damages or liabilities may arise as a result of reliance upon written information furnished by such Selling Stockholder for use in connection with this Registration Statement.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

At present, there is no pending litigation or proceeding involving any of the Registrant’s directors, officers, employees, or other agents in which indemnification is being sought, nor is the Registrant aware of any threatened litigation that may result in a claim for indemnification by any of its directors, officers, employees or other agents.

Item 16. Exhibits

     The following exhibits are filed herewith or incorporated by reference herein:

Exhibit
Number	Exhibit
2.1	Agreement and Plan of Merger, by and among the Registrant, Ski-Jump Acquisition Corp., a wholly-owned subsidiary of the Registrant, R.C. Mercure, Jr., W. Thomas Cathey, Jr., Edward Dowski, Jr., CDM Optics, Inc. and R.C. Mercure, Jr. as representative of the CDM Optics, Inc. Securityholders, dated March 25, 2005 (1)

4.1	Specimen Common Stock Certificate (2)

4.2	Preferred Stock Rights Agreement, dated August 21, 2001, between the Registrant and Equiserve Trust Company, N.A., including the Certificate of Designation, the form of Rights Certificate and Summary of Rights attached thereto as Exhibits A, B and C, respectively (3)

4.3	Amendment to Preferred Stock Rights Agreement, dated August 21, 2001, between the Registrant and EquiServe Trust Company, N.A., effective June 7, 2004 (4)

4.4	Put Agreement, dated April 19, 2005, by and among the Registrant and former holders of CDM Optics, Inc. securities (1)

4.5	Registration Rights Agreement, dated April 19, 2005, by and among the Registrant and former holders of CDM Optics, Inc. securities (1)

5.1	Opinion of O’Melveny & Myers LLP

23.1	Consent of Independent Registered Public Accounting Firm – PricewaterhouseCoopers LLP

23.2	Consent of O’Melveny & Myers LLP (contained in Exhibit 5.1)

24.1	Power of Attorney – Reference is made to page II–3 hereof

(1)	Incorporated by reference to exhibits filed with Registrant’s Current Report on Form 8-K filed with the SEC on April 25, 2005.

(2)	Incorporated by reference to exhibits filed with Registrant’s Registration Statement on Form S-1 (No. 333-31926) as declared effective by the Securities and Exchange Commission on July 13, 2000.

(3)	Incorporated by reference to exhibits filed with Registrant’s Registration Statement on Form 8-A (No. 000-29939) as declared effective by the Securities and Exchange Commission on September 12, 2001.

(4)	Incorporated by reference to exhibits filed with Registrant’s Quarterly Report on Form 10-Q for the quarterly period ended July 31, 2004.

Item 17. Undertakings

     The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4) That, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (5) That, insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities, other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding, is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Sunnyvale, state of California, on May 19, 2005.

OmniVision Technologies, Inc.

May 19, 2005	/s/ Shaw Hong

Shaw Hong
President and Chief Executive Officer

     KNOW ALL PERSONS BY THESE PRESENTS, that each of the persons whose names appear below appoints and constitutes each of Shaw Hong and Peter V. Leigh, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to execute any and all amendments, including post-effective amendments, to the within registration statement, and to sign any and all registration statements relating to the same offering of securities as this registration statement that are filed pursuant to Rule 462(b) of the Securities Act of 1933, and to file the same, together with all exhibits thereto, with the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and such other agencies, offices and persons as may be required by applicable law, granting unto each said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Shaw Hong	President, Chief Executive Officer and	May 19, 2005
SHAW HONG	Director (Principal Executive Officer)

/s/ Peter V. Leigh	Vice President of Finance and Chief Financial Officer	May 19, 2005
PETER V. LEIGH	(Principal Financial and Accounting Officer)

/s/ Joseph Jeng	Director	May 19, 2005
JOSEPH JENG

/s/ Dwight Steffensen	Director	May 19, 2005
DWIGHT STEFFENSEN

/s/ Andrew Wang	Director	May 19, 2005
ANDREW WANG

/s/ Raymond Wu	Executive Vice President and Director	May 19, 2005
RAYMOND WU

EXHIBIT INDEX

Exhibit
Number	Exhibit
2.1	Agreement and Plan of Merger, by and among the Registrant, Ski-Jump Acquisition Corp., a wholly-owned subsidiary of the Registrant, R.C. Mercure, Jr., W. Thomas Cathey, Jr., Edward Dowski, Jr., CDM Optics, Inc. and R.C. Mercure, Jr. as representative of the CDM Optics, Inc. Securityholders, dated March 25, 2005 (1)

4.1	Specimen Common Stock Certificate (2)

4.2	Preferred Stock Rights Agreement, dated August 21, 2001, between the Registrant and Equiserve Trust Company, N.A., including the Certificate of Designation, the form of Rights Certificate and Summary of Rights attached thereto as Exhibits A, B and C, respectively (3)

4.3	Amendment to Preferred Stock Rights Agreement, dated August 21, 2001, between the Registrant and EquiServe Trust Company, N.A., effective June 7, 2004 (4)

4.4	Put Agreement, dated April 19, 2005, by and among the Registrant and former holders of CDM Optics, Inc. securities (1)

4.5	Registration Rights Agreement, dated April 19, 2005, by and among the Registrant and former holders of CDM Optics, Inc. securities (1)

5.1	Opinion of O’Melveny & Myers LLP

23.1	Consent of Independent Registered Public Accounting Firm – PricewaterhouseCoopers LLP

23.2	Consent of O’Melveny & Myers LLP (contained in Exhibit 5.1)

24.1	Power of Attorney – Reference is made to page II–3 hereof

(1)	Incorporated by reference to exhibits filed with Registrant’s Current Report on Form 8-K filed with the SEC on April 25, 2005.

(2)	Incorporated by reference to exhibits filed with Registrant’s Registration Statement on Form S-1 (File No. 333-31926) as declared effective by the Securities and Exchange Commission on July 13, 2000.

(3)	Incorporated by reference to exhibits filed with Registrant’s Registration Statement on Form 8-A (Reg. No. 000-29939) as declared effective by the Securities and Exchange Commission on September 12, 2001.

(4)	Incorporated by reference to exhibits filed with Registrant’s Quarterly Report on Form 10-Q for the quarterly period ended July 31, 2004.